UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number: 001-07925

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

Kyocera Mita America, Inc. Savings and Investment Plan
C/o Kyocera Mita America, Inc.
225 Sand Road
Fairfield, NJ 07004

B:   Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Kyocera Corporation
6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

Eisner

Eisner LLP

Accountants and advisors

KYOCERA MITA AMERICA, INC.
SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

(with supplementary information)

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Contents

Page

Financial Statements

Report of independent registered public accounting firm	1

Statements of net assets available for benefits as of December 31, 2007 and 2006	2

Statement of changes in net assets available for benefits for the year ended December 31, 2007	3

Notes to financial statements	4

Supplementary Information*

Form 5500 - Schedule H, Part IV, Item 4i - schedule of assets held for investment purposes	13

Form 5500 - Schedule H, Line 4j - schedule of reportable transactions	14

*         Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Kyocera Mita America, Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes and schedule of reportable transactions as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eisner LLP
Eisner LLP

Florham Park, New Jersey

June 20, 2008

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents	$22,490

Investments:
At fair value:
Registered investment companies	34,044,369	$30,823,836
Common stock	1,463,986	1,615,733
Participant loans	1,464,525	1,320,161

	36,972,880	33,759,730
At fair value:
Stable value common trust fund (Note C)	7,390,150	6,272,380

Total investments	44,363,030	40,032,110

Receivables:
Employer contribution	731,946	816,434

Net assets available for benefits at fair value	45,117,466	40,848,544

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(43,679)	53,584

Net assets available for benefits	$45,073,787	$40,902,128

See notes to financial statements

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets:
Investment income:
Net appreciation in fair value of investments and net gain on sale of investments	$546,540
Interest on loans to participants	115,713
Dividends	2,423,275

3,085,528

Contributions:
Employer, net of forfeitures	1,710,212
Participants	2,816,577
Rollover	834,009

5,360,798

Total additions	8,446,326

Deductions from net assets:
Benefits paid to participants (including Plan loan payoffs of $153,531)	(4,256,560)
Administrative expenses	(18,107)

Total deductions	(4,274,667)

Net increase	4,171,659

Net assets available for benefits:
Beginning of year	40,902,128

End of year	$45,073,787

See notes to financial statements

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN

The following description of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

[1]                   General information:

The Plan was established on December 1, 1982. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KMA.

[2]                   Eligibility for participation:

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982.  All other employees of the Company become eligible on the first day of their employment.  Enrollment in the Plan will commence on the first day of the payroll period coinciding with or following the date of employment.  An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the U.S., employed as an intern or work study program or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]                   Contributions:

Each participant may elect to contribute from 1 to 25 percent, of his or her compensation, as defined on a pretax basis and subject to certain limitations as provided in the Code.  Employee contributions exceeding certain defined limitations will be refunded. Participants may also rollover contribution amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of up to 3 percent of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Profit Sharing”).  During the year ended December 31, 2007, the Matching Contribution and Discretionary Profit Sharing were $978,266 (net of forfeitures of $117,208) and $731,946, respectively.

[4]                   Vesting:

In the event that a participant terminates employment such participant shall have a nonforfeitable interest in the value of his or her contribution and the Company’s Discretionary Profit Sharing.  Vesting in the Company’s Matching Contribution portion of their accounts is based on years of continuous service as follows:

Percentage
Years of Service	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

After 5 years of service, the participants are fully vested for all future matching contributions.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[4]                   Vesting:  (continued)

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, upon death or disability prior to termination of employment.

[5]                   Forfeitures:

Forfeitures of employer Matching Contributions are used to reduce the employer’s Matching Contribution.  Forfeitures of Matching Contributions occur when the participants’ vested account balances are distributed or after five consecutive breaks in service, if earlier.  For the Plan year ended December 31, 2007, the forfeited employer’s contribution including earnings on such forfeitures amounted to $101,206.  During 2007, $117,208 of cumulative forfeitures was used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions is $48,683 and $64,685 at December 31, 2007 and 2006, respectively.

[6]                   Payment for benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)            he or she has attained age 59½ or

(b)           he or she is in immediate and heavy financial need, as defined.

The Committee has power to approve such withdrawals.  The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

[7]                   Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted.  There is a one-time loan-processing fee of $50, which is charged directly to the participant at the time of the loan.

Loan terms range up to five years or a reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans bear interest at the prime rate plus 1% per annum.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

Participant loans are valued at their outstanding balances, which approximate fair value.

[8]                   Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN  (CONTINUED)

[9]                   Plan expenses:

All general and administrative expenses of the Plan are paid by Kyocera Mita America, Inc.

[10]            Investment options:

The participants are allowed to direct their contributions in the following funds and stocks:

T. Rowe Price Stable Value Common Trust Fund

This fund invests primarily in a diversified portfolio of Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”) and Synthetic Investment Contracts (“SICs”), including underlying fixed income securities supporting SICs, for which T. Rowe Price Associates, Inc. may serve as investment adviser.

T. Rowe Price Equity Income Fund

This fund seeks to provide high current income and long-term capital appreciation by investing primarily in dividend-paying common stocks with favorable prospects for capital appreciation.

T. Rowe Price Balanced Fund

The objective of this fund is to provide current income, capital appreciation, and preservation of capital by investing in a diversified portfolio of common stocks, fixed-income securities.

T. Rowe Price Equity Index 500 Fund

This fund seeks to replicate as closely as possible the total return performance of Standard & Poor’s 500 index.

T. Rowe Price Growth Stock Fund

The goal of this fund is primarily to provide long-term capital growth and, secondarily, to increase future income through investments in common stocks of well-established companies with the potential to achieve above average earnings and income growth.

T. Rowe Price Mid-Cap Value Fund

This fund seeks to achieve long-term growth of capital by investing primarily in the common stocks of medium-sized companies that appear to be undervalued.

T. Rowe Price Small-Cap Value Fund

The objective of this fund is long-term growth of capital through investments in small capitalization stocks with attractive prospects for capital appreciation that are believed to be undervalued.

T. Rowe Price Global Technology Fund

The objective of this fund is long-term capital growth by investing throughout the world in common stocks that are expected to generate a majority of the revenue from the development, advancement and use of technology.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN  (CONTINUED)

[10]            Investment options: (continued)

T. Rowe Price Latin America Fund

The Latin America Fund seeks long-term capital appreciation by investing primarily in common stocks of large and small companies in Latin America.  The fund is intended for more aggressive, long-term investors who can accept the price volatility inherent in common stock investing, as well as risks unique to international investing, such as changes in currency exchange values.

T. Rowe Price Global Stock Fund

The Global Stock Fund seeks long-term growth of capital through investment primarily in the common stocks of well-established companies in a variety of industries in developed, newly industrialized, and emerging markets throughout the world including the U.S.  This fund is subject to the unique risks of international investing, including currency fluctuation, although less so than an all international fund. The fund is intended for long-term investors who can accept the risks inherent in common stock investing, as well as risks unique to international investing such as changes in currency values.

T. Rowe Price Emerging Europe & Mediterranean Fund

The Emerging Europe & Mediterranean Fund seeks long-term growth of capital by investing primarily in common stocks of companies operating in emerging markets in Europe and the Mediterranean region.  The fund is intended for aggressive investors who can accept the price volatility inherent in common stock investing and the risks unique to international investing, such as changes in currency values, emerging markets, limited geographic focus, and political and economic uncertainty.

T. Rowe Price Retirement Income Fund

This fund seeks the highest total return over time consistent with an emphasis on both capital growth and income by investing in a diversified portfolio of about 40% stocks and 60% bonds.

T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 Funds

These funds seek the highest total return over time with emphasis on both capital growth and income by systematically shifting the asset allocation from stocks to bonds over time as the target retirement year approaches.

Alger Small-Cap Growth Institutional I Fund

This Alger Small-Cap Growth Institutional Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion. Income is a consideration in the selection of investments, but is not an investment objective.

PIMCO Total Return Fund Administrative Class

The PIMCO Total Return Fund Administrative Class is an intermediate-term bond fund with average durations between 3.5 to 6 years.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN  (CONTINUED)

[10]            Investment options: (continued)

Columbia Acorn Fund Z

This fund focuses on faster growing small and medium-sized companies with market-capitalization of less than 2 billion at the time of purchase.

Templeton Growth Fund A

This fund generally invests in common stocks, but it maintains a flexible investment policy that allows it to invest in all types of securities with up to 25% of its assets in debt securities of companies and governments anywhere in the world.

Artisan Mid Cap Fund

This fund seeks long-term capital growth through investment in mid-sized companies within the range of the S & P MidCap 400 index.

Third Avenue Real Estate Value Fund

This fund seeks long-term capital appreciation by investing 80% of its assets in the equity and debt securities of the real estate industry.

Janus Twenty Fund

This fund primarily invests in equity securities with growth potential with up to 35% of assets in high yield bonds and without limit in foreign equity and debt securities.  It normally invests in a core group of 20 to 30 common stocks.

[11]            Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, subject to the provisions of ERISA, at anytime.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

(a)            A lump sum or installment payment

(b)           Transfer to any other qualified trust.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]                   Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

[2]                   Investments valuation and income recognition:

The Plan’s investments are stated at fair value except the stable value fund, and quoted market prices are used to value common stock. Mutual funds are valued at net asset value.  The Plan’s investments in common trust represent shares in a stable value fund which are valued at the net asset value of the fund at year end.  The stable value fund invests substantially all of its assets in investment contracts that are fully benefit-responsive investment contracts which are valued at contract value (Note C).  Participant loans are valued at their outstanding balances, which approximate fair value.

Investment transactions are accounted for on the trade date.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

The net change in investment value includes the Plan’s proportionate share of interest, dividends, results of realized gains and losses, as determined on a moving average-cost basis, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

[3]                   Net change in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

[4]                   Payment of benefits:

Benefits are recorded when paid.

[5]                   Risks and uncertainties:

The Plan provides for various investment options in various combinations of investment securities, including underlying equity and fixed-income securities. Investment securities are exposed to various risks, such as market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

[6]                   Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE C - INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2007 and 2006:

Investments	2007	2006

TRP Stable Value Common Trust Fund	$7,346,471	$6,325,964
TRP Growth Stock Fund	6,790,928	6,731,010
TRP Equity Index 500 Fund	3,895,024	3,866,714

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Registered investment companies	$667,217
Common stock - Kyocera Corporation	(120,677)

$546,540

A portion of the Plan’s investments are in the T. Rowe Price Stable Value Common Trust Fund (the “Fund”) created, managed, and maintained by T. Rowe Price.  Each investee in the Fund has an undivided interest in its underlying assets.  As of December 31, 2007, the Plan’s interest relative to the underlying assets of the Fund was approximately 0.093%.

The Fund is invested in guaranteed investment contracts (“GIC”) issued by insurance companies and banks, synthetic investment contracts issued by banks, insurance companies and other issuers.  These instruments are intended to maintain a constant net asset value while permitting participant-initiated benefit-responsive withdrawals for certain events.  Under Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined-Contribution, Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

The fair value of GIC is generally determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE C - INVESTMENTS  (CONTINUED)

The following tables present the value of the investment and net change in the fair value of the Fund as of December 31, 2007 and 2006 and for the year ended December 31, 2007:

Statements of Assets and Liabilities

(in thousands except units and per-unit value)

	December 31,
	2007	2006
Assets
Investments (at fair value) including accrued interest receivable of $36,969 and dividends receivable of $1,940 and net of wrap and custody fee payable of $1,056	$8,008,468	$7,422,985
Wrap contracts (at fair value)	637
Receivable for units issued	190,643	828,902

Total assets	8,199,748	8,251,887

Liabilities
Payable for units redeemed	223,551	810,748

Net assets at fair value	7,976,197	7,441,139

Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(47,142)	63,791

Net assets	$7,929,055	$7,504,930

Net asset value per unit	$1.00	$1.00

Statement of Operations and Changes in Net Assets

(in thousands)

Year Ended
December 31, 2007
Increase in net assets
Investment income	$375,314

Distribution to unit holders:
Net investment income	(375,314)

Unit transactions:
Units issued	3,981,886
Distributions reinvested	375,314
Units redeemed	(3,933,075)

Increase in net assets from unit transactions	424,125

Net assets
Increase during period	424,125
Beginning of period	7,504,930

End of period	$7,929,055

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Actual weighted average interest crediting rate (contract value yield) was 4.99% for the year ended December 31, 2007.

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

NOTE D - TAX STATUS

The Plan had received a determination letter from the Internal Revenue Service (“IRS”) dated February 27, 2002 stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation.

Effective January 1, 2006, the Plan adopted the prototype defined contribution plan of Accudraft Inc., an interim plan.  An interim plan is a defined contribution pre-approved plan that has not received approval from the IRS or an advisory letter and was put into effect after December 31, 2001.  Accudraft has filed an application with the IRS for the approval of the plan.  Therefore, the prototype plan and the related adoption agreement are intended to be a qualified retirement plan under the Code provision 401(a) and 501(a).  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE E - RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2006, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, at fair value of $1,463,986 and $1,615,733, respectively.

NOTE F - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2007	2006

Net assets available for benefits per financial statements	$45,073,787	$40,902,128

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	43,679	(53,584)

Net assets available for benefits per Form 5500	$45,117,466	$40,848,544

The following is a reconciliation of stable value common trust fund:

	December 31,
	2007	2006

Stable value common trust fund at contract value per financial statements	$7,346,471	$6,325,964

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	43,679	(53,584)

Stable value common trust fund at fair value per Form 5500	$7,390,150	$6,272,380

The following is a reconciliation of investment income:

Year Ended
December 31,
2007

Investment income per financial statements	$3,085,528

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	97,263

Investment income per Form 5500	$3,182,791

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

December 31, 2007

Form 5500 - Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes

Identity of Issuer	Description of Investment	Current Value

T. Rowe Price	Stable Value Common Trust Fund at fair value	$7,390,150
	Equity Income Fund	1,758,713
	Balanced Fund	1,969,452
	Equity Index 500 Fund	3,895,024
	Growth Stock Fund	6,790,928
	Mid Cap Value Fund	1,648,387
	Small-Cap Value Fund	1,166,189
	Global Technology Fund	895,531
	Latin America Fund	1,761,140
	Global Stock Fund	1,561,989
	Emerging Europe & Mediterranean	485,628
	Retirement Income Fund	70,094
	Retirement 2005 Fund	27,815
	Retirement 2010 Fund	564,762
	Retirement 2015 Fund	788,717
	Retirement 2020 Fund	933,461
	Retirement 2025 Fund	829,260
	Retirement 2030 Fund	455,967
	Retirement 2035 Fund	270,804
	Retirement 2040 Fund	222,408
	Retirement 2045 Fund	138,996
	Retirement 2050 Fund	17,110
	Retirement 2055 Fund	18,266

		33,660,791

Fred Alger & Company, Inc.	Alger Small-Cap Growth Institutional	60,429

Pacific Investment Management Company	PIMCO Total Return Fund, Administrative	1,702,527

Columbia Wanger Asset Management LLP	Columbia Acorn Fund Z	1,413,713

Franklin Templeton Investments Corp	Templeton Growth Fund, A	1,592,094

Artisan Partners Limited Partnership	Artisan Mid Cap Fund	1,952,471

Third Avenue Management LLC	Third Avenue Real Estate Value Fund	589,040

Janus Capital Corporation	Janus Twenty Fund	463,454

Kyocera Corporation*	Common stock	1,463,986

Participant’s loan*	Interest rate - Prime plus 1% at inception	1,464,525

		$44,363,030

*Indicates Party-In-Interest to the Plan

KYOCERA MITA AMERICA, INC. SAVINGS AND INVESTMENT PLAN

December 31, 2007

Form 5500 - Schedule H, Line 4j - Schedule of Reportable Transactions

Identity of Party	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset	Net Gain or Loss

TRP Stable Value Fund	Common Trust	$3,327,576		$3,327,576	$3,327,576
TRP Stable Value Fund	Common Trust	(2,307,507)	$(2,307,507)	(2,307,507)	(2,307,507)	$0

Growth Stock Fund	Mutual Fund	937,591		937,591	937,591
Growth Stock Fund	Mutual Fund	(1,045,283)	(1,323,950)	(1,045,283)	(1,323,950)	278,667

Latin America Fund	Mutual Fund	1,711,451		1,711,451	1,711,451
Latin America Fund	Mutual Fund	(573,370)	(584,876)	(573,370)	(584,876)	11,506

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kyocera Mita America, Inc.
Savings and Investment Plan

Date: July 8, 2008	By:	/s/ Nicholas Maimone
Name: Nicholas Maimone
Title: CFO

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of Eisner LLP	Filed herewith